UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 11, 2023

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC
Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC
Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC	Landa App 2 LLC - 45 Robertford Drive Covington GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Secondary Trading Platform Fees

The Company’s manager, Landa Holdings, Inc. (the “Manager”) announced today that effective as of January 12, 2023, investors in one or more series (each a “Series”) of Landa App 2 LLC (the “Company”) engaging in resales of Series membership interests (“Shares”) on the Landa Mobile App via the Public Private Execution Network Alternative Trading System (the “Secondary Trading Platform”) will be charged a trading fee (the “Trading Fee”). The Trading Fee, charged pursuant to the Manager’s agreement with Dalmore Group, LLC (the “Broker Dealer”), was previously paid by the Manager. As of January 12, 2023, the Trading Fee will no longer be paid by the Manager and will be equal to two percent (2%) of the gross proceeds of the transaction charged to the buyer of the Shares and two percent (2%) of the gross proceeds of the transaction charged to the seller of the Shares in such transaction. All Trading Fees will be paid to Dalmore Group LLC, as the broker dealer of the Secondary Trading Platform. Neither the Company nor its Manager will retain any portion of the Trading Fee. The Manager reserves the right to amend this policy, including having the Manager pay Trading Fees on behalf of the investors in the future.

Exhibits

Exhibit No.	Exhibit Description
6.1	Letter Agreement between Dalmore Group, LLC and Landa Holdings, Inc.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2023

LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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